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Exhibit 12.2

DUKE REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED UNIT DISTRIBUTIONS

(Dollars in thousands)

	Nine Months Ended September 30, 2002	2001	2000	1999	1998	1997
Earnings:
Net income from continuing operations	144,846	262,430	245,029	159,447	103,112	72,780
Preferred distributions	42,127	60,850	57,389	46,808	19,833	12,485
Earnings from land and depreciated property dispositions	(8,882)	(45,708)	(60,692)	(10,012)	(1,351)	(1,775)
Interest expense	84,757	113,830	133,948	86,757	60,217	40,296

Earnings before fixed charges	262,404	391,402	375,674	283,000	181,811	123,786

Fixed charges and preferred distributions:
Interest expense	84,757	113,830	133,948	86,757	60,217	40,296
Interest costs capitalized	11,359	25,859	32,980	26,017	8,546	6,003

Total fixed charges	96,116	139,689	166,928	112,774	68,763	46,299

Preferred distributions	42,127	60,850	57,389	46,808	19,833	12,485

Total fixed charges and preferred distributions	138,610	200,539	224,317	159,582	88,596	58,784

Ratio of earnings to fixed charges	2.73	2.80	2.25	2.51	2.64	2.67

Ratio of earnings to combined fixed charges and preferred unit distributions	1.89	1.95	1.67	1.77	2.05	2.11

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  Exhibit 12.2